Microsoft Word 10.0.3416;T. Rowe Price Tax-Free Intermediate Bond Fund, Inc.

The fund's investment strategy was revised to comply with the 80% name test.

An investment policy on Swaps has been added. The funds will not enter into a swap agreement with any single counterparty if the net amount owed or to be received under existing contracts with that party would exceed 5% of total assets, or if the net amount owed or to be received by the funds under all outstanding swap agreements will exceed 10% of total assets. The total market value of securities covering call or put options may not exceed 25% of total assets. No more than 5% of total assets will be committed to premiums when purchasing call or put options.

The investment policy on Index Total Return Swaps has been removed.